Yukon-Nevada Gold Corp. Signs Socio-Economic Participation Agreement
with Five Kaska First Nations

Vancouver, BC – April 30, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) is pleased to announce that, along with its wholly owned subsidiary, Ketza River Holdings Ltd., it has signed a Socio-Economic Participation Agreement (“SEPA”) with Kaska First Nations (“Kaska”) located in both Northern British Columbia and the Yukon Territory.

The SEPA has been negotiated over the last five years and is designed to foster and promote social and economic opportunities for First Nations members and contractors. There are also numerous beneficial effects that accrue to Yukon-Nevada Gold Corp. (“YNG” or the “Company”).

In addition to annual fixed and variable payments, YNG commits to the provision of both training and employment opportunities to the local First Nations. YNG seeks to the further development of the Kaska workforce from which the Company will hire employees and/or contractors and to that end will make annual payments into a scholarship fund for qualified Kaska citizens.

Ongoing input by Kaska Citizens to the Ketza River Project (“Project”) will be facilitated by the hiring of an Aboriginal Liaison Officer (“ALO”). The ALO will act as a communication link between YNG and Kaska citizens. A Management Advisory Committee will also be created, with the responsibility to ensure the equitable enactment of the SEPA especially related to the training, employment and business opportunities provided by the Project.

“We are very pleased with this agreement,” said Chief Jack Caesar. “For too long the riches from Kaska traditional lands have been taken without benefit to our communities. Yukon-Nevada Gold's commitment in this SEPA to share benefits of this project with the Kaska is the principled approach we have been seeking and expect from all resource companies working in our traditional lands.”

Chief Liard McMillan said of the agreement, “Liard First Nation was pleased to work with Ross River Dena Council and all of the Kaska to reach this significant milestone with the Company. Through mutual respect for Kaska lands and the environment as our first priority, this agreement shows that Kaska Territory is open for business, when it’s done the right way. We look forward to a long term positive relationship with Yukon-Nevada Gold.”

The SEPA provides and indicates Kaska support for the Project and requires YNG’s compliance with the spirit and intent of the SEPA and all applicable laws and regulations. This lends the Project greater certainty and stability as it undergoes permitting and assessment. YNG’s proposal for the Ketza River Mine is currently undergoing assessment by the Executive Committee of the Yukon Environmental and Socio-economic Assessment Board (“YESAB”). YESAB concluded its adequacy review of the proposal on February 28th, 2012 and YNG is currently working to address YESAB’s requests for supplementary information.

Finally, the SEPA reinforces YNG’s commitment to the implementation of the Traditional Knowledge Protocol, signed July 20th, 2011. YNG continues to work hard at recognizing and protecting traditional knowledge in the area around the Project.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.